EXHIBIT 4.25

                                                   February 9, 2004

Israel Discount Bank Ltd.

Dear Sirs,

                     Re: E-SIM LTD. - CONVERTIBLE DEBENTURE

We hereby confirm our agreement to the amendment of the Convertible Debenture Agreement dated November 30, 2000, as amended on August 12, 2002 (the "CD"), as follows:

1. In Section 1, the following definitions shall be added or amended, as the case may be:

     "CD AMENDMENT NO. 2" - Amendment to CD dated January ____, 2004.

     "EXTENSION QUANTITY" - the sum of the First Extension Quantity, the Second Extension Quantity, the Third Extension Quantity and the Fourth Extension Quantity.

     "THIRD EXTENSION QUANTITY" - zero

     "FOURTH EXTENSION QUANTITY" 75,000 (seventy five thousand) of the Borrower's Ordinary Shares.

     "SHARE PRICE" - for the Initial Quantity shall be USD 4 (four dollars) per Ordinary Share and for the Fourth Extension Quantity shall be the market value for an Ordinary Share of the Borrower on the over the counter market (OTCBB) on the date of CD Amendment No. 2."

2. In section 2.1, at the end of the first paragraph the following shall be added. "The right to exercise the Fourth Extension Quantity shall vest on date of execution of the CD Amendment No. 2 (i.e. August 13,2002)."

3. The parties further agree that the Bank retains the right to convert $221,344 out of the Utilized Credit to purchase 55,336 Ordinary Shares of the Borrower in accordance with the terms of the Convertible Debenture Agreement dated September 19, 2000 as amended on August 13, 2002, and other than this quantity and the Fourth Extension Quantity, the Bank shall have no further rights to convert any portion of the Utilized Credit into equity.

4. Except as modified hereby, the CD shall remain operative and in effect without any change. This Amendment when executed and confirmed by the parties shall be the sole amendment to the CD made as of even date hereof and supercedes and replaces any previous amendment of similar content ..

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Please confirm your agreement to the above amendments to the CD.

                                                Yours sincerely,

                                                e-SIM Ltd.

                                                By:    _______________

                                                Title: _______________

We confirm our agreement to the above amendments to the CD.

_________________________________
Israel Discount Bank Ltd.

By:      _______________

Title:   _______________